SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

HERON LAKE BIOENERGY, LLC

(Name of Issuer)

Class A and Class B units

(Title of Class of Securities)

None

(CUSIP Number)

Dentons Davis Brown PC

Attn: Bill Hanigan

215 Tenth Street, Suite 1300

Des Moines, IA 50309

515-288-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box : ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None
1.	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Granite Falls Energy, LLC 41-1997390
2.	Check the Appropriate Box if a Member of a Group
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions). WC, BK, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	Sole Voting Power 39,475,824*
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 39,475,824*
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,475,824*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100.00%*
14.	Type of Reporting Person 00 (LLC)

*See Item 5 of this Schedule 13D.

CUSIP No.: None
1.	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Project Viking, L.L.C. 25-1922419
2.	Check the Appropriate Box if a Member of a Group
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions). WC, BK, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	Sole Voting Power 39,420,949*
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 39,420,949*
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,420,949*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 99.86%*
14.	Type of Reporting Person 00 (LLC)

*See Item 5 of this Schedule 13D.

Amendment No. 8 to Schedule 13D

This Amendment No. 8 to Schedule 13D (this “Amendment”) relates to the beneficial ownership by the Reporting Persons of the units representing interests of Heron Lake BioEnergy, LLC, a Minnesota limited liability company (the “HLBE”) and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on October 21, 2008, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on July 9, 2010, Amendment No. 2 filed with the SEC on December 3, 2010, Amendment No. 3 filed with the SEC on May 25, 2011, Amendment No. 4 filed with the SEC on August 12, 2013, Amendment No. 5 filed with the SEC on March 7, 2017, Amendment No. 6 filed with the SEC on April 4, 2017, and Amendment No. 7 filed with the SEC on June 28, 2021. The original Schedule 13D and all amendments thereto are collectively referred to as the “Schedule 13D”.

This Amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Act, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. Pursuant to this Amendment, the items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Except as set forth in this Amendment, the Schedule 13D is not being amended and remains in full force. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in Schedule 13D.

Pursuant to this Amendment, Item 3. Item 4, Item 5, Item 6, and Item 7 are hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to remove the following information:

Pursuant to the Merger Agreement (as defined below), Granite Falls Energy, LLC (“GFE”) expects the funding for the Merger (as defined below) described in Item 4 of this Amendment No. 7 (which Item 4 is incorporated herein by reference) will consist of a combination of a long-term revolving loan and two term notes from GFE’s lender as described in Item 4.

Item 3 of Schedule D is hereby amended to add the following information:

Pursuant to the Merger Agreement (as defined below), GFE financed the Merger (as defined below) with a credit facility from its lender, which included an amended and restated credit agreement, a revolving-term loan and two single-advance term notes. The terms and conditions of the credit agreement and related notes are described in Item 1.01 of GFE’s Form 8-K filed with the SEC on October 1, 2021 and attached hereto as Exhibits 7.7, 7.8. 7.9, and 7.10, and are incorporated herein by reference.

Item 4.Purpose of Transaction.

The Reporting Persons hereby restate the disclosures contained in Item 4 of the Schedule 13D, which are hereby incorporated by reference.

The disclosure in Item 4 is hereby supplemented by adding the following at the end thereof:

The purpose of the transaction is for GFE to become the sole owner of HLBE by acquiring via merger the entire Minority Interest (as defined below) of HLBE, and thereby reduce the risk that HLBE could default on certain loans and be forced to cease operations or seek bankruptcy protection.

On or about March 24, 2021, GFE, and HLBE, executed a merger agreement (“Merger Agreement”), pursuant to which GFE would acquire the minority interest of HLBE (the “Merger”). The structure of the contemplated transaction was a merger in which a wholly owned subsidiary of GFE (the “Merger Sub”) would merge with and into HLBE, with HLBE surviving the transaction as a wholly owned subsidiary of GFE.    Prior to the Merger, GFE owned approximately 50.7 percent of the issued and outstanding units of HLBE. Excluding the units owned by GFE, as of the record date of the special meeting held by HLBE for the purpose of voting on the Merger, there were 38,456,283 units of HLBE issued and outstanding (the “Minority Interest”). The purchase price for the entire Minority Interest was $14 million in cash payable at the closing of the Merger. Each issued and outstanding unit of the Minority Interest was canceled and converted into the right to receive $0.36405 per Unit. (the “Merger Consideration”).

In fiscal year 2020 and the first quarter of 2021, HLBE had experienced significant net losses due to several factors, including elevated corn prices, the breakdown of its ethanol plant’s boiler, and reduced demand for ethanol due to the COVID-19 pandemic.  Due to these net losses, HLBE violated certain loan covenants related to working capital and net worth ratio, for which the HLBE obtained waivers from its lender. HLBE was in violation of such loan covenants as of October 31, 2020, and January 31, 2021. As a result of these loan covenant violations, the HLBE’s auditor reported that as of January 31, 2021, there was substantial doubt about HLBE’s ability to continue operating as a going concern. Due to improved market conditions and operating efficiency, HLBE was in compliance with its debt covenants on April 30, 2021 and July 31, 2021. However, it was possible that HLBE would incur future instances of loan covenant violations and that the HLBE’s lender would not provide a waiver for such violations. Additional loan covenant violations would have allowed HLBE’s lender to accelerate certain loans and designate a substantial portion of HLBE’s debt due and payable. If HLBE’s loans became due and payable, there was a substantial risk HLBE would have lacked the cash on hand, borrowing capacity, and cash flows to repay the debt, and if that had occurred, HLBE could have been forced to cease operations or seek bankruptcy protection. If HLBE were forced to cease operations or seek bankruptcy protection, HLBE’s unitholders could have lost all or a substantial portion of their investment in HLBE. GFE’s management believed GFE had sufficient working capital and net worth for both GFE and the HLBE to be in compliance with their respective loan covenants if the HLBE were to become a wholly owned subsidiary of GFE.

On September 23, 2021, HLBE held a special meeting of its members, at which a majority in interest of the HLBE’s members and a majority of the HLBE’s minority ownership interest voted to adopt the Merger Agreement and authorize the Merger.

The Merger was effective as of September 29, 2021.  HLBE is the surviving entity of the Merger.  Upon completion of the Merger, 100% of the membership interests in Merger Sub were converted into and became 100% of the membership interest in HLBE, as the surviving entity in the Merger.  As a result of the Merger, HLBE became a wholly owned subsidiary of GFE. Pursuant to the Merger Agreement\, GFE has transferred $14 million to an exchange agent, which will hold such funds in trust to be distributed pro-rata to the Minority Interest unitholders.  On September 29, 2021, HLBE and Merger Sub filed Articles of Merger with the Minnesota Secretary of State.

As the sole owner of HLBE, GFE intends to eliminate the HLBE board of governors. GFE’s officers and board of governors will assume managerial and oversight control over HLBE.

HLBE intends to deregister its units with the SEC, including all Class A and Class B units, pursuant to Rule 12g-4(a)(1) of the Act. To effectuate this deregistration, HLBE filed Form 15 with the SEC on October 1, 2021.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and Plan of Merge, which are attached hereto as Exhibits 7.1 and 7.2, respectively and are incorporated herein by reference, and HLBE’s definitive proxy statement filed with the SEC August 19, 2021, which is incorporated herein by reference.

Item 5.Interest in Securities of the Issuer.

(a) - (b)The Reporting Persons, collectively, beneficially own the following units of the HLBE as of the September 29, 2021, the effective date of the Merger:

Class of Units	Aggregate Number Owned	Percentage of Class
Class A Units	24,475,824	100.00%
Class B Units	15,000,000	100.00%
Total Units	39,475,824	100.00%

Project Viking, L.L.C. (“Project Viking”) may be deemed to beneficially own and share the power to vote, direct the vote, dispose or direct the disposition of the 39,420,949 units, comprised of 24,420,949 Class A units and 15,000,000 Class B units of the Issuer, that are beneficially and directly owned by Project Viking.  Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Act, GFE may be deemed to beneficially own and have the sole power to vote, direct the vote, dispose or direct the disposition of 39,475,824 units, consisting of 54,875 Class A units beneficially and directly owned by GFE and the 39,420,949 Class A and Class B units beneficially and directly owned by Project Viking by virtue of being the sole holder of 100% of the membership interests of Project Viking.

All information regarding percentage ownership of the Issuer’s units set forth in this Amendment is based on 39,475,824 units of the Issuer issued and outstanding, following the completion of the Merger, consisting of 24,475,824 Class A units and 15,000,000 Class B units, as described in Item 4 of this Schedule 13D.

The individual governors and executive officers of the Reporting Persons disclaim beneficial ownership of the units that are, or may be deemed to be, beneficially owned by the Reporting Persons.  This report shall not be construed as an admission that such persons are the beneficial owners of such units for any purpose.

(c) The Merger, as described in Item 4 of this Schedule 13D, was effective on September 29, 2021.  Prior to the Merger, there were 77,932,107 units of HLBE issued an outstanding, of which GFE directly owned or controlled through Project Viking approximately 50.7% or, 39,475,824 units. Upon completion of the Merger, the 38,456,283 units held by the Minority Interest were cancelled and converted into the right to receive $0.36405 per unit. Following the completion of the Merger and the cancellation of the Minority Interest units, there are 39,475,824 units of HLBE issued and outstanding, all of which are owned or controlled by GFE. Pursuant to the Merger Agreement and Plan of Merger, GFE has transferred $14 million to an exchange agent, which will hold such funds in trust to be distributed pro-rata to unitholders of the Minority Interest. The information set forth in in Item 4 of this Schedule 13D is incorporated herein by reference.

(d)No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

Merger Agreement and Plan of Merger

On March 24, 2021, GFE, HLBE, and Merger Sub executed a Merger Agreement, pursuant to which GFE would acquire the HLBE Minority Interest for $14 million. Additionally, on March 24, 2021, HLBE and Merger sub executed a Plan of Merger, pursuant to which Merger Sub would merger with an into HLBE, as the surviving entity of the merger, resulting in HLBE being a wholly owned subsidiary of GFE. The Merger Agreement and Plan of Merger are described in Item 4 of this Schedule 13D. References to and descriptions of the Merger Agreement and Plan of Merger are qualified in their entirety by the texts of the Merger Agreement and Plan of Merger, which are attached hereto as Exhibits 7.1 and 7.2, respectively.

Voting Agreements

On March 24, 2021,GFE and each HLBE governor elected by the Minority Interest executed a voting agreement (the “Governors Voting Agreement”) pursuant to which the HLBE governors elected by the Minority Interest agreed to vote their units in favor of the Merger Agreement, recommend the members of HLBE vote for the Merger, and designate HLBE as their proxy for the purpose of voting for the Merger.

Also on March 24, 2021, GFE and HLBE executed a voting agreement (the “GFE Voting Agreement”), pursuant to which GFE agreed to vote its units of HLBE in favor of the Merger and to designate HLBE as its proxy for the purposes of voting for the Merger (collectively, the “Voting Agreements”).

Loan Agreements

On September 27, 2021, GFE and its lender, AgCountry Farm Credit Services, PCA, AgCountry Farm Credit Services, FLCA, executed a credit facility, which included an amended and restated credit agreement and multiple loans intended for fund GFE’s operations, finance GFE’s acquisition of HLBE, and consolidate certain debts of GFE and HLBE. The credit agreement and associated loans are described in Item 3 of this Schedule 13D, are attached hereto as Exhibits 7.7, 7.8, 7.9, and 7.10, and are incorporated herein by reference.

Item 7.Material to be Filed as Exhibits.

7.1	Merger Agreement between Granite Falls Energy, LLC, and Heron Lake BioEnergy, LLC, dated March 24, 2021*

7.2	Plan of Merger between Granite Heron Merger Sub, LLC, and Heron Lake BioEnergy, LLC, dated March 24, 2021*

7.3	Voting Agreement between Granite Falls Energy, LLC, and Heron Lake BioEnergy, LLC, dated March 24, 2021*

7.4	Voting Agreement between Granite Falls Energy, LLC, and certain governors of Heron Lake BioEnergy, LLC, dated March 24, 2021*

7.5	Definitive Proxy Statement of Heron Lake BioEnergy, LLC filed August 19, 2021**

7.6	Form 8-K of Granite Falls Energy, LLC dated October 1, 2021***

7.7

Amended and Restated Credit Agreement dated as of September 27, 2021 among Granite Falls Energy, LLC, AgCountry Farm Credit Services, FLCA and AgCountry Farm Credit Services, PCA (Agreement No. 00079054SLA-C)

7.8	Single Advance Term Promissory Note dated as of September 27, 2021 among Granite Falls Energy, LLC and AgCountry Farm Credit Services, FLCA (Loan No. 00079054T05)

7.9	Single Advance Term Promissory Note dated as of September 27, 2021 among Granite Falls Energy, LLC and AgCountry Farm Credit Services, FLCA (Loan No. 00079054T06)

7.10	Amended and Restated Revolving Term Promissory Notes dated as of September 27, 2021 among Granite Falls Energy, LLC and AgCountry Farm Credit Services, FLCA (Loan No. 00079054T04-A)

 * Incorporated by refence to the HLBE’s Form 8-K filed with the SEC on March 25, 2021

** Incorporated by reference to the HLBE’s Definitive Proxy Statement filed with the SEC on August 11, 2021.

*** Incorporated by reference to GFE’s Form 8-K filed with the SEC on October 1, 2021.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  October 5, 2021

Granite Falls Energy, LLC

By:/s/ Stacie Schuler

Its: Chief Financial Officer

Project Viking, L.L.C.

By:/s/ Stacie Schuler

Its: Chief Financial Officer

Schedule A

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each governor and executive officer of Granite Falls Energy, LLC. Except as provided below, the country of citizenship of each governor and executive officer is the United States of America.  The business address of each director and executive officer is c/o Granite Falls Energy, LLC, 15045 Highway 23 S.E., Granite Falls, Minnesota 56241. The Address of HLBE is 91246 390th Avenue Heron Lake, Minnesota 56137.

Governors:

Name	Principal Occupation or Employment
Paul Enstad	Chairman and Governor of GFE and HLBE; farmer
Rodney Wilkison	Vice Chairman and Governor of GFE and HLBE; financial consultant, Wilkison Consulting Service, 117 Savannah Heights Blvd., Lynd, MN 56157.
Dean Buesing	Secretary and Governor of GFE; Governor of HLBE; farmer; president of Buesing Farms, Inc., 5027 Hwy. 67, Granite Falls, MN 56241.
Leslie Bergquist

Governor of GFE and alternate governor of HLBE; farm manager for Fagen Farms, LLP, P.O. Box D, Granite Falls, MN 56241; consultant for Bergquist Consulting Corp., 141 Skyline Drive Granite Falls, MN 56241.

David Forkrud	Governor of GFE; retired; part-time employee of Farmer’s Co-op Oil Co., 461 2nd Ave W, Echo, MN 56237.
Sherry Jean Larson	Governor of GFE; senior vice president and controller for Independent Community Bankers of America, 518 Lincoln Rd., Sauk Centre, MN 56378.
Kenton Johnson	Governor of GFE; Governor of HLBE; farmer; chief executive officer of Prairie View Farms, Inc., 5347 270th Ave. P.O. Box 56, Granite Falls, MN 56241.
Bruce LaVigne

Governor of GFE; Managing Director of Red Lake Resources, Ltd., president of Boundary Waters Land and Timber, Limited, and Chief Executive Officer of Secluded Properties Limited, that address for all of which is P.O. Box 597, Ranier, MN 56668. Mr. Lavigne has dual citizenship in the United States and Canada.

Robin Spaude	Governor of GFE; Governor of HLBE; retired.
Martin Seifert	Alternate Governor of GFE and HLBE; lobbyist with Flaherty and Hood, P.A., 525 Park St., St. Paul, MN 55103.

Executive Officers:

Name	Principal Occupation or Employment
Jeffrey Oestmann	Chief Executive Officer and General Manager of GFE and HLBE
Stacie Schuler	Chief Financial Officer of GFE and HLBE